UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CONYERS PARK ACQUISITION CORP.

(Name of Issuer)

Units

(Title of Class of Securities)

212894208

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 212894208

1	Names of Reporting Persons Glenhill Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,252,214
	6	Shared Voting Power 603,687
	7	Sole Dispositive Power 2,855,901
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,855,901 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.1%
12	Type of Reporting Person (See Instructions) IA, HC

(1)	The securities reported on this Schedule are Units of the Issuer. Each Unit consists of one share of the Issuer’s Class A common stock and one-third of one warrant to purchase Class A common stock. The warrants are not currently exercisable, but will become exercisable subject to the conditions and as set forth in the Issuer’s Prospectus, filed pursuant to Rule 424(b)(4) on July 18, 2016.

CUSIP No. 212894208

1	Names of Reporting Persons Glenn J. Krevlin
2	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,252,214
	6	Shared Voting Power 603,687
	7	Sole Dispositive Power 2,855,901
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,855,901 (2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.1%
12	Type of Reporting Person (See Instructions) IN, HC

(2)	See Footnote 1.

CUSIP No. 212894208

1	Names of Reporting Persons Glenhill Capital Advisors, LLC
2	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,855,901
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,855,901
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,855,901 (3)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 7.1%
12	Type of Reporting Person (See Instructions) IA, HC

(3)	See Footnote 1.

CUSIP No. 212894208

1	Names of Reporting Persons Glenhill Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group(See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 2,252,214
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 2,252,214
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,252,214 (4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 5.6%
12	Type of Reporting Person (See Instructions) IA, HC

(4)	See Footnote 1.

Item 1(a).	Name of Issuer:

Conyers Park Acquisition Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3 Greenwich Office Park, 2nd Floor Greenwich, CT 06831

Item 2(a).	Name of Person Filing:

Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC.

Glenn J. Krevlin is the managing member and control person of Glenhill Advisors, LLC, and is the sole shareholder of Krevlin Management, Inc. Krevlin Management, Inc. is the managing member of Glenhill Capital Advisors, LLC, which is the investment manager of Glenhill Capital Overseas Master Fund, LP and Glenhill Long Fund, LP, each a security holder of the Issuer. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the managing member of Glenhill Long GP, LLC, and is sole shareholder of Glenhill Capital Overseas GP, Ltd. Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund, LP. Glenhill Long GP, LLC is the general partner of Glenhill Long Fund, LP.

Glenhill Capital Advisors, LLC is also the investment manager for certain third party accounts for which shares of the Issuer are held and managed by one or more of the Reporting Persons for the benefit of such third parties. Such Reporting Persons have dispositive power and share certain voting power with respect to such shares, and receive management fees and performance-related fees in connection therewith. As of the date of this filing, there are 603,687 Units of the Issuer held in such third party managed accounts, and the securities reported on the attached cover page(s) include such Units.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

600 Fifth Avenue, 11th Floor
New York, NY 10020

Item 2(c).	Citizenship:

See the response(s) to Item 4 on the attached cover page(s).

Item 2(d).	Title of Class of Securities:

Units

Item 2(e).	CUSIP Number:

212894208

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a) Amount Beneficially owned:

See the response(s) to Item 9 on the attached cover page(s).

(b) Percent of Class:

See the response(s) to Item 11 on the attached cover page(s), which was determined by dividing the number of Units beneficially held by the Reporting Person by 40,250,000, the number of issued and outstanding shares of Class A Common Stock included in the Units as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2016.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See the response(s) to Item 5 on the attached cover page(s).

(ii) Shared power to vote or to direct the vote:

See the response(s) to Item 6 on the attached cover page(s).

(iii) Sole power to dispose or to direct the disposition of:

See the response(s) to Item 7 on the attached cover page(s).

(iv) Shared power to dispose or to direct the disposition of:

See the response(s) to Item 8 on the attached cover page(s).

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2017

GLENHILL ADVISORS, LLC

By:	/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member

/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin

GLENHILL CAPITAL ADVISORS, LLC

By:	KREVLIN MANAGEMENT, INC.
Managing Member

By:	/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	President

GLENHILL CAPITAL MANAGEMENT, LLC

By:	GLENHILL ADVISORS, LLC
Managing Member

By:	/s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member